Connexa Sports Technologies Inc.

2709 N. Rolling Road, Suite 138

Windsor Mill, MD 21244

July 29, 2024

Division of Corporate Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sarah Sidwell and Erin Purnell

Re:	Connexa Sports Technologies Inc. Registration Statement on Form S-1 Filed on May 28, 2024 File No. 333-279744

Dear Ms. Sidwell and Ms. Purnell:

By letter dated June 6, 2024 (the “Comment Letter”), the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Connexa Sports Technologies Inc. (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Registration Statement on Form S-1. Set forth below are the Company’s responses to the Comment Letter. For your convenience, each of the Staff’s comments is reproduced below, followed by the Company’s response to each comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company filed its Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) on July 29, 2024, which reflects revisions in response to the Comment Letter and certain other updates. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

Registration Statement on Form S-1 filed on May 28, 2024

General

1.	We note that your consummation of the purchase agreement and the exchange agreement will result in change of control with YYEM, a Hong Kong based company, owning 82.4% of the outstanding shares of common stock. We also note that the new board of directors following the acquisition will be heavily based in Hong Kong. To help us better understand the transaction, please provide your analysis on whether you will be a China- Based company following the acquisition of YYEM. Your response should specifically address whether you will be based in or have the majority of your operations in China.

Response: Yuanyu Enterprise Management Co., Limited (“YYEM”) was incorporated and is existing under the law of Hong Kong. During the fiscal year 2024, all of the Company’s revenue was generated from licensing agreements with licensees in Hong Kong. As of the date of this letter, YYEM has two employees in the U.S., three employees in the United Kingdom, two employees in Canada, and four employees in Hong Kong.

2.	If you will be a China-Based company following the acquisition of YYEM, please revise your registration statement to address each comment in the Division of Corporation Finance’s December 20, 2021 guidance, “Sample Letter to China-Based Companies” or explain why such comments are not applicable to you. Please note that the comments direct you to where the responsive disclosure should appear and, in some instances, disclosure is required in more than one location of your prospectus. Please ensure that you address all components of each comment. Please also review the Division of Corporation Finance’s July 17, 2023 guidance, “Sample Letter to Companies Regarding China- Specific Disclosures” and comply with all applicable comments. In your response letter, please identify where you have included responsive disclosure as to each comment of the guidance or tell us why certain comments may not apply to you.

Response: We have addressed each applicable comment in the Division of Corporation Finance’s December 20, 2021 guidance, “Sample Letter to China-Based Companies” (the “2021 Sample Letter”) and the Division of Corporation Finance’s July 17, 2023 guidance, “Sample Letter to Companies Regarding China- Specific Disclosures” (the “2023 Sample Letter”) and explained why other comments are not applicable below.

2021 Sample Letter

Comment 2: Prospectus Cover Page. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We have included the disclosure described above in the prospectus cover page and the prospectus summary of Amendment No. 1 to the Registration Statement.

Comment 7: Prospectus Summary. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have included the disclosure described above in the prospectus summary section of Amendment No. 1 to the Registration Statement.

Comment 8: Prospectus Summary. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: We have disclosed each permission or approval that YYEM is required obtain from Chinese authorities to operate its business, whether YYEM is covered by permissions requirements from the CSRC, CAC or any other governmental agency, and consequences to YYEM and our investors if YYEM (i) does not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and YYEM is required to obtain such permissions or approvals in the future.

Comment 11: Prospectus Summary. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: We have included the disclosure described above in the prospectus summary section of Amendment No. 1 to the Registration Statement.

Comment 13: Risk Factors. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: We have included the disclosure described above in the risk factors section of Amendment No. 1 to the Registration Statement.

Comment 14: Risk Factors. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We have included the disclosure described above in the risk factors section of Amendment No. 1 to the Registration Statement.

Comment 15: Risk Factors. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We have included the disclosure described above in the risk factors section of Amendment No. 1 to the Registration Statement.

Comments #1, 3, 4, 5, 6, 9, 10, and 12 in the 2021 Sample Letter are not applicable to us because there is no variable interest entities structure in our proposed transaction. The Company, which is the issuer and the parent company, will remain a Delaware corporation and will own YYEM upon closing of the proposed transaction.

2023 Sample Letter

Comment 1: Item 9C of Form 10-K - Commission-Identified Issuers. We note your statement that you reviewed public filings in connection with your required submission under paragraph (a) of Item 9C of Form 10-K. Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third-party certifications, such as affidavits, as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3) of Item 9C of Form 10-K.

Response: Not applicable to the Company, as the independent registered public accounting firm that prepared the audit report on the Company’s financial statements included in the Registration Statement does not have a branch or office that is located in a foreign jurisdiction where the Public Company Accounting Oversight Board has determined it is unable to inspect or investigate companies completely because of a position taken by an authority in the foreign jurisdiction.

Comment 2: Item 9C of Form 10-K - Commission-Identified Issuers. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third-party certifications, such as affidavits, as the basis for your disclosure.

Response: None of the members of our board or the board of YYEM are officials of Chinese Communist Party, or the CCP. We have factored the individual’s current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, or the CCP, into such determination. According to regulations issued by the CCP Central Committee, the term “official” refers to individuals holding leadership positions in various departments or institutions of the Central Committee of the CCP, the Standing Committee of the National People’s Congress, the State Council, the National Committee of the Chinese People’s Political Consultative Conference, the Central Commission for Discipline Inspection, the National Supervisory Commission, the Supreme People’s Court, and the Supreme People’s Procuratorate, as well as individuals holding leadership positions in departments or institutions of the above mentioned authorities at or above the county level. Based on the examination of the biographies of, and the inquiries made with, all the directors of the Company and YYEM, and the review of the official list published by the Chinese Communist Party, none of the members of our board of directors or the board of directors of YYEM is an official of the Chinese Communist Party. In connection with such review and inquiries, the Company did not rely upon any legal opinions or third-party certifications such as affidavits as the basis for disclosure. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any such individual is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such individual being considered an official of the CCP.

Comment 3: Item 9C of Form 10-K - Commission-Identified Issuers. With respect to your disclosure pursuant to paragraph (b)(5) of Item 9C of Form 10-K, we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your and your consolidated foreign operating entities’ articles of incorporation do not contain wording from any charter of the Chinese Communist Party.

Response: The currently effective certificate of incorporation of the Company does not contain any charter of the Chinese Communist Party, including the text of any such articles or organizing documents.

Comment 4: Risk Factors. Given the significant oversight and discretion of the government of the People’s Republic of China (PRC) over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: We have included the disclosure described above in the risk factors section of Amendment No. 1 to the Registration Statement.

Comment 5: Management’s Discussion and Analysis of Financial Condition and Results of Operations. We note that you appear to conduct a portion of your operations in, or appear to rely on counterparties that conduct operations in, the Xinjiang Uyghur Autonomous Region. To the extent material, please describe how your business segments, products, lines of service, projects, or operations are impacted by the Uyghur Forced Labor Prevention Act (UFLPA), that, among other matters, prohibits the import of goods from the Xinjiang Uyghur Autonomous Region.

Response: This comment does not apply to the Company, as it does not conduct any operations in, or, to the best of management’s knowledge, rely on counterparties that conduct operations in, the Xinjiang Uyghur Autonomous Region.

3.	Please file a written consent from YYEM’s auditor, Olayinka Oyebola & Co., for their report dated March 21, 2024.

Response: We have filed a written consent from YYEM’s auditor, Olayinka Oyebola & Co., for their report dated March 21, 2024 in Amendment No. 1 to the Registration Statement.

4.	Please provide the undertakings required by Item 17 of Form S-1.

Response: We have provided the undertakings required by Item 17 of Form S-1 in Amendment No. 1 to the Registration Statement.

Executive Compensation, page 89

5.	Please update your compensation disclosure to reflect the fiscal year ended April 30, 2024.

Response: We have updated the compensation disclosure to reflect the fiscal year ended April 30, 2024 in Amendment No. 1 to the Registration Statement.

Plan of Distribution, page 100

6.	We note your disclosure on page 100 that your selling stockholders may sell their securities in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to the undertaking required by Item 512(a)(1)(iii) of Regulation S-K.

Response: We confirm our understanding that the retention by a selling stockholder of an underwriter would constitute a material change to our plan of distribution requiring a post-effective amendment.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Mike Ballardie
Mike Ballardie
Chief Executive Officer